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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*

                                UNIONBANCORP, INC
               ---------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    908908106
               ---------------------------------------------------
                                 (CUSIP Number)

  PATRICK J. BRUKS, 330 NORTH WABASH AVE., SUITE 2200, CHICAGO, IL 60611
                                 (312) 840-7090
  --------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 29, 2000
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1
         (f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  908908106

------------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         PAULA WOLFF

   2.    Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) |X|

         (b) | |

   3.    SEC Use Only..........................................................

   4.    Source of Funds (See Instructions): PF (SEE ITEM 3)

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) | |



   6.    Citizenship or Place of Organization: UNITED STATES

Number of           7.  Sole Voting Power: 0
Shares
Beneficially        8.  Shared Voting Power: 484,688 (SEE ITEMS 2 AND 5)
Owned by
Each
Reporting           9.  Sole Dispositive Power: 0
Person With
                   10.  Shared Dispositive Power: 484,688 (SEE ITEMS 2 AND 5)

                   11.  Aggregate Amount Beneficially Owned by Each Reporting
                        Person: 484,688

                   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |X| (SEE ITEM 5)

                   13.  Percent of Class Represented by Amount in Row (11):
                        11.98% (SEE ITEM 5)

                   14.  Type of Reporting Person (See Instructions): IN (SEE
                        ITEM 2)

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CUSIP NO. 908908106

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     WAYNE W. WHALEN

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) |X|
         (b) | |

3.   SEC Use Only..........................................................

4.   Source of Funds (See Instructions): PF (SEE ITEM 3)


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) | |



6.   Citizenship or Place of Organization: UNITED STATES

Number of           7.  Sole Voting Power: 0
Shares
Beneficially        8.  Shared Voting Power: 484,688 (SEE ITEMS 2 AND 5)
Owned by
Each                9.  Sole Dispositive Power: 0
Reporting
Person With

                    10. Shared Dispositive Power: 484,688 (SEE ITEMS 2 AND 5)


                    11. Aggregate Amount Beneficially Owned by Each Reporting
                        Person: 484,688


                    12. Check if the Aggregate Amount in Row (11) Excludes
                        Certain Shares (See Instructions) |X| (SEE ITEM 5)

                    13. Percent of Class Represented by Amount in Row (11):
                        11.98% (SEE ITEM 5)

                    14. Type of Reporting Person (See Instructions): IN (SEE
                        ITEM 2)

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                              ITEMS TO SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.

This Statement relates to the common stock, $1.00 par value per share (the "Union Common Stock") of UnionBancorp, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 122 West Madison Street, Ottawa, Illinois 61350.

ITEM 2.           IDENTITY AND BACKGROUND.

The undersigned, Wayne W. Whalen ("Whalen") and Paula Wolff ("Wolff"), are together the "Reporting Persons" and hereby file this Statement. Whalen and Wolff are husband and wife, and jointly purchased the Union Common Stock subject to this Statement. Wolff and Whalen are also the general partners of WPW Associates, L.P., a Georgia Limited Partnership ("WPW"). WPW owns 355,288 shares of Union Common Stock and such interests have been previously reported by WPW and the Reporting Persons in a prior Schedule 13D filing.

(a)  Paula Wolff and Wayne W. Whalen

(b)  Wolff and Whalen both reside at 4920 S. Greenwood, Chicago, IL 60615

(c) At the present time, Wolff is the president of Governors State University located at Governors Highway, Stunkel Road, University Park, Orland Park, Illinois 60466.

     At the present time, Whalen is a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom (Illinois) located at 333 West Wacker Drive, Chicago, Illinois 60606.

(d) Neither Wolff nor Whalen has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).

(e) Neither Wolff nor Whalen has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Wolff and Whalen are both citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The consideration used by the Reporting Persons to jointly purchase the shares of Union Common Stock subject to this Statement came from the personal funds of the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION.

     The shares of Union Common Stock subject to this Statement are held by the Reporting Persons solely for investment purposes.

     Although the Reporting Persons have not formulated any definitive plans, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OR ISSUER.

(a) On February 29, 2000 the Reporting Persons jointly purchased 129,300 shares of Union Common Stock at $12.75 per share and on February 24, 1999 jointly purchased 100 shares of Union Common Stock at $12.00 per share, collectively representing 3.20% percent of the issued and outstanding shares of Union Common Stock. As of the date hereof, WPW owns 355,288 shares of Union Common Stock representing 8.78% of the issued and outstanding shares of Union Common Stock. The Reporting Persons, in their capacities as the general partners of WPW, may be deemed to beneficially own all of WPW's shares of Union Common Stock as each has voting power and investment power over WPW's shares of Union Common Stock. As a result, the Reporting Persons beneficially own a total of 484,688 shares of Union Common Stock representing 11.98% percent of the issued and outstanding shares of Union Common Stock.

     The number of shares of Union Common Stock beneficially owned by the Reporting Persons and reported in this Statement does not include 1,381 shares of Company's convertible preferred stock owned by WPW.

(b) The Reporting Persons may each be deemed to share voting and dispositive power with respect to the 484,688 shares of Union Common Stock.

(c) Except as set forth herein, neither of the Reporting Persons effectuated any transactions in shares of Union Common Stock in the past sixty (60) days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the given or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A.  Copy of an Agreement between Wolff and Whalen to file this
            Statement on Schedule 13D on behalf of each of them.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATE: March 2, 2000                    PAULA WOLFF
      Chicago, Illinois
                                       /s/ Paula Wolff
                                       -----------------------
                                       An Individual


DATE: March 2, 2000                    WAYNE W. WHALEN
      Chicago, Illinois
                                       /s/ Wayne W. Whalen
                                       ------------------------
                                       An Individual


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                                    EXHIBIT A

                                    AGREEMENT
                                       TO
                            JOINTLY FILE SCHEDULE 13D

         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of UnionBancorp, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

DATED: March 2, 2000                                 PAULA WOLFF
       Chicago, Illinois
                                                     /s/ Paula Wolff
                                                     ---------------------
                                                     An Individual


DATED: March 2, 2000                                 WAYNE W. WHALEN
       Chicago, Illinois
                                                     /s/ Wayne W. Whalen
                                                     ---------------------
                                                     An Individual